EXHIBIT 99.2

Sundial Growers Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of Sundial Growers Inc. (“Sundial” or the “Company”) for the three months ended March 31, 2022 is dated May 15, 2022. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2022 and the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 (the “Audited Financial Statements”) and the risks identified under “Risk Factors” below and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”). This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

1

COMPANY OVERVIEW

Sundial (“SNDL”, “Sundial” or the “Company”) is a licensed producer that grows cannabis using state-of-the-art indoor facilities with corporate-owned and franchised cannabis retail operations focused on the retail sale of cannabis products and accessories, liquor retail operations focused on the retail sale of wines, beers and spirits and investments targeting the global cannabis industry. Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Capital Market (“Nasdaq”).

Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta, and corporate-owned and franchised retail stores in five provinces across Canada.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the retailing of wines, beers and spirits and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

Sundial currently produces and markets cannabis products for the Canadian adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. Sundial’s operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total space. The Company has established supply agreements with nine Canadian provinces and has a distribution network that covers 98% of the national adult-use cannabis industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands. Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019. The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio. The Company also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Sundial and its subsidiaries currently operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company also provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna Inc. (“Alcanna”) pursuant to which the Company would acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement (the “Alcanna Transaction”). The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022. Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximate 63% equity interest in Nova Cannabis Inc. (“Nova”), a Canadian cannabis retailer operating stores across Alberta, Saskatchewan and Ontario.

Sundial’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. Sundial’s retail operations will continue to build a Canadian retail brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. Sundial’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the global cannabis industry.

2

RECENT DEVELOPMENTS

ALCANNA INC. ACQUISITION

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna pursuant to which the Company would acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement. The Company and Alcanna amended the arrangement agreement in respect of the Alcanna Transaction on January 6, 2022, and the Alcanna Transaction closed on March 31, 2022.

The Alcanna Transaction consideration was comprised of (i) an aggregate $54.3 million cash ($1.50 in cash for each Alcanna common share), and (ii) an aggregate 320.6 million Sundial common shares valued at $287.0 million based on the fair value of each common share of the Company on the closing date (8.85 of a Sundial common share for each Alcanna common share).

OTHER DEVELOPMENTS

Initiation of share repurchase program

On November 11, 2021, the Company announced that the board of directors of Sundial (the “Board”) approved a new share repurchase program (the "Share Repurchase Program") which authorizes the Company to repurchase, from time to time, up to an aggregate of $100.0 million (the "Share Repurchase Amount") of its outstanding common shares through open market purchases at prevailing market prices. Notwithstanding the Share Repurchase Amount, Sundial may only purchase a maximum of 102.8 million common shares under the Share Repurchase Program, representing approximately 5% of the issued and outstanding common shares as at the date of announcement.

Subject to the foregoing limitations, the Share Repurchase Program commenced on November 19, 2021 and will expire on November 19, 2022. The Share Repurchase Program does not require the Company to purchase any minimum number of common shares and repurchases may be suspended or terminated at any time at the Company's discretion. The actual number of common shares which may be purchased pursuant to the Share Repurchase Program and the timing of any purchases will be determined by Sundial’s management and the Board. All common shares purchased pursuant to the Share Repurchase Program will be returned to treasury for cancellation.

No common shares were repurchased during the three months ended March 31, 2022.

COVID-19

The Company is monitoring daily developments in the COVID-19 pandemic and actions taken by the government authorities in response thereto. As the safety of employees, communities and family is a priority for the Company, it will continue to commit to all current safety protocols in place, which include physical distancing, enhanced cleaning and sanitation processes and frequency, installation of safety shields in retail outlets and enhanced screening measures prior to allowing employees and visitors into the facilities. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

NASDAQ MINIMUM BID REQUIREMENT

On August 9, 2021, the Company was notified by the Nasdaq Listing Qualifications Department that the closing bid price of the Company’s common shares for the 30 consecutive business day period from June 25, 2021, to August 6, 2021 did not meet the minimum bid price of US$1.00 per share requirement, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). The notice has no immediate effect on the trading of the Company’s common shares on the Nasdaq.

Pursuant to the Nasdaq Listing Rules, the Company had been provided with a compliance period of 180 calendar days from the date of notification in which to regain compliance with the Minimum Bid Requirement. As a result, the Company had until February 7, 2022, to regain compliance with the Minimum Bid Requirement. On February 8, 2022, the Company received a 180-day extension to regain compliance with the Minimum Bid Requirement. As a result, the Company has until August 8, 2022, to regain compliance with the Minimum Bid Requirement. If at any time prior to August 8, 2022, the closing bid price of the Company’s common stock is at least US$1.00 per share for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the Minimum Bid Requirement.

If the Company does not regain compliance with the Minimum Bid Requirement by August 8, 2022, it intends to implement a reverse share split in the third quarter of 2022, subject to prior shareholder approval, which is expected to be obtained at the Company’s 2022 Annual General Meeting.

3

OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

($000s, except as indicated)	YTD 2022	YTD 2021	Change	% Change
Financial
Gross revenue	20,127	11,748	8,379	71%
Net revenue	17,597	9,891	7,706	78%
Cost of sales	14,326	11,445	2,881	25%
Gross margin	3,419	(3,452)	6,871	199%
Gross margin %	19%	-35%		54%
Gross margin before fair value adjustments (1)(2)	1,290	(3,308)	4,598	139%
Gross margin before fair value adjustments % (2)	7%	-33%		122%
Interest and fee revenue	3,861	2,849	1,012	36%
Investment (loss) income	(17,710)	12,900	(30,610)	237%
(Loss) income from operations	(23,170)	1,685	(24,855)	1475%
Net loss (3)	(37,904)	(134,416)	96,512	72%
Per share, basic and diluted (3)	(0.02)	(0.09)	0.07	78%
Adjusted EBITDA (2)	(675)	3,327	(4,002)	120%

Statement of Financial Position
Cash and cash equivalents	422,824	873,445	(450,621)	-52%
Biological assets	3,731	2,835	896	32%
Inventory	140,950	32,837	108,113	329%
Property, plant and equipment	319,747	114,039	205,708	180%
Total assets	1,996,272	1,149,689	846,583	74%

Operational
Kilogram equivalents sold	3,371	3,989	(618)	-15%
Average gross selling price per gram (4)	3.35	2.95	0.40	14%
Average net selling price per gram (5)	2.60	2.48	0.12	5%
(1)	Includes inventory obsolescence and impairment of $2.0 million for the three months ended March 31, 2022, and $1.8 million for the three months ended March 31, 2021.
(2)

Adjusted EBITDA, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are specified financial measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

(3)	Net loss and related per share amounts are attributable to owners of the Company.
(4)	Net of payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial boards.
(5)	Net of excise tax.

4

CONSOLIDATED RESULTS

General and administrative

	Three months ended March 31
($000s)	2022	2021
Salaries and wages	6,346	3,934
Consulting fees	412	337
Office and general	1,698	1,319
Professional fees	2,087	882
Director compensation	88	88
Other	51	533
	10,682	7,093

General and administrative expenses for the three months ended March 31, 2022 were $10.7 million compared to $7.1 million for the three months ended March 31, 2021. The increase of $3.6 million was mainly due to increases in salaries and wages, office and general and professional fees. The increases in salaries and wages and office and general expenses were due to the Inner Spirit Transaction. The increase in professional fees was largely due to an increase in accounting services fees relating to audit and quarterly review fees and an increase in legal fees relating to public filings and corporate governance.

Share-based compensation

	Three months ended March 31
($000s)	2022	2021
Equity-settled expense
Simple warrants	547	597
Stock options	29	70
Restricted share units	2,389	1,644
Cash-settled expense
Deferred share units	1,239	1,145
	4,204	3,456

Share-based compensation expense includes the expense related to the Company’s issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Company’s Board.

The fair value of the Company’s common shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company determines the amount of share-based compensation expense for equity settled awards by utilizing the Black-Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

Share-based compensation expense for the three months ended March 31, 2022 was $4.2 million compared to $3.5 million for the three months ended March 31, 2021. The increase of $0.7 million was primarily due to an increase in RSU expense caused by an increase in the number of units granted.

Transaction costs

	Three months ended March 31
($000s)	2022	2021
Transaction costs	6,481	3,648

5

Transaction costs for the three months ended March 31, 2022 were $6.5 million compared to $3.6 million for the three months ended March 31, 2021. Transaction costs include costs associated with the Alcanna Transaction. Transaction costs in the comparative period included costs associated with legal costs and various financing initiatives.

Finance (income) costs

	Three months ended March 31
($000s)	2022	2021
Cash finance expense
Other finance costs	24	28
	24	28
Non-cash finance expense
Interest on lease liabilities	340	23
Financial guarantee liability recovery	(142)	—
	198	23
Interest income	(283)	—
	(61)	51

Finance costs include interest expense related to lease obligations, finance income related to net investment in subleases, change in fair value of investment at FVTPL and certain other expenses.

Finance income for the three months ended March 31, 2022 was $0.1 million compared to costs of $0.1 million for the three months ended March 31, 2021. The increase of $0.2 million was due to interest income related to net investment in subleases and the financial guarantee liability recovery, partially offset by an increase in interest expense on lease liabilities.

Change in estimate of fair value of derivative warrants

	Three months ended March 31
($000s)	2022	2021
Change in estimate of fair value of derivative warrants	8,300	129,944

Change in estimate of fair value of derivative warrants for the three months ended March 31, 2022 was an expense of $8.3 million compared to an expense of $129.9 million for the three months ended March 31, 2021. The expense in the current period relates to an increase in the fair value of the 98.3 million derivative warrants, mainly due to an increase in the Company’s share price from USD$0.58 at December 31, 2021, to USD$0.70 at March 31, 2022 . No derivative warrants were issued in the current period. The expense in the comparative period related to the granting of 249.6 million derivative warrants and the corresponding changes in fair value.

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability, pursuant to IFRS requirements due to the warrant exercise prices being denominated in United States dollars. Refer to note 23 in the condensed consolidated interim financial statements for valuation methodology. The Company has no cash obligation with respect to the derivative warrants, and its only obligation is to deliver common shares if, and when, warrants are exercised.

Net loss

	Three months ended March 31
($000s)	2022	2021
Net loss	(38,040)	(134,445)

Net loss for the three months ended March 31, 2022 was $38.0 million compared to a net loss of $134.4 million for the three months ended March 31, 2021. The decreased loss of $96.4 million was mostly due to higher net revenue ($7.7 million), the inclusion of share of profit of equity-accounted investees ($4.1 million) and decreased expense associated with the change in fair value of derivative warrant liabilities ($121.6 million), partially offset by investment losses ($30.6 million) and higher general and administrative expenses ($3.6 million).

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Adjusted EBITDA

	Three months ended March 31
($000s)	2022	2021
Adjusted EBITDA (1)	(675)	3,327
(1)

Adjusted EBITDA is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

Adjusted EBITDA was a loss of $0.7 million for the three months ended March 31, 2022 compared to $3.3 million for the three months ended March 31, 2021. The decrease was due to the following:

•	an increase in cost of sales, due to the inclusion of cannabis retail cost of sales;
•	an increase in general and administrative expenses, primarily as a result of increases in salaries and wages, office and admin expense and professional fees; and
•	a decrease in realized gains on marketable securities.

The decrease was partially offset by:

•	an increase in net revenue, primarily as a result of the inclusion of cannabis retail revenue; and
•	share of profit of equity-accounted investees.

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line, and with the acquisition of Alcanna, are comprised of four reportable segments: cannabis operations, cannabis retail, liquor retail and investments.

Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Cannabis retail includes the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Cannabis	Cannabis Retail (1)	Liquor Retail (1)	Investments (2)	Corporate	Total
As at March 31, 2022
Total assets	153,612	254,514	582,808	982,306	23,032	1,996,272
Three months ended March 31, 2022
Net revenue	8,775	7,512	1,310	—	—	17,597
Gross margin	(158)	3,293	284	—	—	3,419
Interest and fee revenue	—	—	—	3,861	—	3,861
Loss on marketable securities	—	—	—	(17,710)	—	(17,710)
Share of profit of equity-accounted investees	—	—	—	4,091	—	4,091
Depreciation and amortization	68	595	—	—	76	739
Earnings (loss) before tax	(9,190)	131	(73)	(9,758)	(19,150)	(38,040)
(1)	Cannabis retail includes one day of operations of Nova retail stores and liquor retail includes one day of operations of Alcanna retail stores.
(2)	Total assets include cash and cash equivalents.

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($000s)	Cannabis	Cannabis Retail	Liquor Retail	Investments (1)	Corporate	Total
As at December 31, 2021
Total assets	147,887	153,624	—	1,093,596	29,155	1,424,262
Three months ended March 31, 2021
Net revenue	9,891	—	—	—	—	9,891
Gross margin	(3,452)	—	—	—	—	(3,452)
Interest and fee revenue	—	—	—	2,849	—	2,849
Gain on marketable securities	—	—	—	12,900	—	12,900
Share of profit of equity-accounted investees	—	—	—	—	—	—
Depreciation and amortization	954	—	—	—	104	1,058
Earnings (loss) before tax	(9,172)	—	—	14,300	(139,573)	(134,445)
(1)	Total assets include cash and cash equivalents.

CANNABIS SEGMENT RESULTS

Kilogram equivalents sold

	Three months ended March 31
	2022	2021
Provincial boards	2,550	2,874
Medical	1	—
Licensed producers	820	1,115
Total kilogram equivalents sold	3,371	3,989

For the three months ended March 31, 2022, the Company sold 3,371 kilogram equivalents of cannabis compared to 3,989 kilogram equivalents for the three months ended March 31, 2021. The decrease of 618 kilogram equivalents sold was due to a decrease in kilogram equivalents sold to other licensed producers (“LPs”) and a slight decrease in kilogram equivalents sold to provincial boards. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

The Company’s calculation of kilogram equivalents (or other measurement equivalents stated in this MD&A, such as gram equivalents) is based upon internal estimates and may not be comparable to similar measures used by other companies.

Selling price

	Three months ended March 31
($/gram equivalent)	2022	2021
Provincial boards	$3.82	$3.15
Medical	$3.00	$7.62
Licensed producers	$1.91	$2.43
Average gross selling price	$3.35	$2.95
Excise taxes	$(0.75)	$(0.47)
Average net selling price	$2.60	$2.48

For the three months ended March 31, 2022, the average net selling price was $2.60 per gram equivalent compared to $2.48 for the three months ended March 31, 2021. The increase of $0.12 per gram equivalent was due to higher prices for provincial board sales, partially offset by lower prices for sales to other LPs. Provincial board prices have increased due to the shift from value products to core products and lower price discounts and concessions compared to the prior period.

8

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, inhalables and accessories, trim, bulk extracted oil, edibles and concentrates) and the channels in which products are sold (principally Canadian provincial boards and LPs).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the three months ended March 31, 2022 and 2021 are only calculated based on adult-use end-consumer packaged cannabis sales.

Revenue

Revenue by form

	Three months ended March 31
($000s)	2022	2021
Revenue from dried flower	8,853	9,716
Revenue from vapes	531	1,413
Revenue from oil	27	181
Revenue from edibles and concentrates	1,536	438
Revenue from services	358	—
Gross revenue	11,305	11,748

Revenue by channel

	Three months ended March 31
($000s, except as indicated)	2022	2021
Provincial boards	9,732	9,042
Medical	3	2
Licensed producers	1,570	2,704
Gross revenue	11,305	11,748
Excise taxes	(2,530)	(1,857)
Net revenue	8,775	9,891
Gross revenue per gram sold	$3.35	$2.95
Net revenue per gram sold	$2.60	$2.48

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards and to other LPs. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

The Company has entered into a concentrates licensing agreement with a third party based out of its Rocky View facility. Administrative fees and facility fees charged under the licensing agreement are recorded as revenue from services.

Gross revenue for the three months ended March 31, 2022 was $11.3 million compared to $11.7 million for the three months ended March 31, 2021. The decrease of $0.4 million was due to a decrease in kilogram equivalents sold, partially offset by an increase in selling prices. Provincial board revenue increased by $0.7 million due to an increase in selling prices, partially offset by a decrease in kilogram equivalents sold. LP revenue decreased by $1.1 million due to a decrease in kilogram equivalents sold and a decrease in selling prices.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final consumer-facing packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary.

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Excise taxes for the three months ended March 31, 2022 were $2.5 million compared to $1.9 million for the three months ended March 31, 2021. The increase of $0.6 million was due to expanded sales in provinces with higher provincial duties than the comparable period.

Cost of sales

	Three months ended March 31
($000s, except as indicated)	2022	2021
Cost of sales	9,081	11,445
Cost of sales per gram sold	$2.69	$2.87

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the three months ended March 31, 2022 were $9.1 million compared to $11.4 million for the three months ended March 31, 2021. The decrease of $2.3 million was due to a decrease in kilogram equivalents sold compared to the prior period and a decrease in the cost of sales per gram sold compared to the prior period. Cost of sales per gram sold for the three months ended March 31, 2022 were $2.69 compared to $2.87 for the three months ended March 31, 2021. The decrease of $0.18 per gram sold was due to a decrease in per gram costs across branded product formats, reflecting the Company’s focus on cost optimization and offering the most competitive and profitable strains and brands to customers.

Gross margin

	Three months ended March 31
($000s)	2022	2021
Net revenue	8,775	9,891
Cost of sales	9,081	11,445
Inventory obsolescence and impairment	1,981	1,754
Gross margin before fair value adjustments (1)	(2,287)	(3,308)
Change in fair value of biological assets	3,690	(94)
Change in fair value realized through inventory	(1,561)	(50)
Gross margin	(158)	(3,452)
(1)

Gross margin before fair value adjustments is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales and inventory obsolescence and impairment before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the three months ended March 31, 2022 was negative $2.3 million compared to negative $3.3 million for the three months ended March 31, 2021. The lower cost of sales was partially offset by lower net revenue. The inventory obsolescence provision was applied across all product formats. The inventory obsolescence provision in the comparative period was applied primarily to concentrates due to price compression in the market.

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The total inventory obsolescence and impairment recognized during the three months ended March 31, 2022 was $2.7 million, with $2.0 million relating to cost of sales and $0.7 million relating to the change in fair value realized through inventory. The total inventory obsolescence and impairment recognized during the three months ended March 31, 2021 was $1.8 million, with $1.8 million relating to cost of sales and nil relating to the change in fair value realized through inventory.

Change in fair value of biological assets

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value realized through inventory

	Three months ended March 31
($000s)	2022	2021
Change in fair value realized through inventory sold	(825)	(50)
Change in fair value recognized through inventory obsolescence provision	(736)	—
Change in fair value realized through inventory	(1,561)	(50)

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

The change in fair value realized through inventory for the three months ended March 31, 2022 was a decrease of $1.6 million compared to a decrease of $0.1 million for the three months ended March 31, 2021. The decrease of $1.5 million was due to the fair value component of the excess and obsolete inventory provision and the reversal of larger prior period changes in fair value of biological assets as they are transferred to inventory and sold.

RETAIL CANNABIS SEGMENT RESULTS

GROSS revenue

	Three months ended March 31
($000s)	2022	2021
Retail	5,439	—
Franchise	2,050	—
Other (millwork, supply, accessories)	23	—
Gross revenue	7,512	—

Gross revenue for the three months ended March 31, 2022 was $7.5 million. Retail revenue is comprised of retail cannabis sales to private customers from corporate-owned stores. Franchise revenue is comprised of royalty revenue, advertising revenue and franchise fees. Prior to opening, Spiritleaf franchised retail cannabis stores purchase millwork (store fixtures) from the Company. Once a franchise Spiritleaf retail cannabis store is open and operating, it purchases supplies and Spiritleaf accessories from the Company to sell to customers.

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GROSS MARGIN

	Three months ended March 31
($000s)	2022	2021
Gross revenue	7,512	—
Cost of sales	4,219	—
Gross margin	3,293	—

Gross margin for the three months ended March 31, 2022 was $3.3 million. Cost of sales for cannabis retail operations is comprised of the cost of pre-packaged cannabis and related accessories.

RETAIL LIQUOR SEGMENT RESULTS

The retail liquor segment results are comprised of one day of operations representing the one day for March 31, 2022.

GROSS MARGIN

	Three months ended March 31
($000s)	2022	2021
Gross revenue	1,310	—
Cost of sales	1,026	—
Gross margin	284	—

Gross margin for the one day ended March 31, 2022 was $0.3 million. Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits.

INVESTMENTS SEGMENT RESULTS

Interest and fee revenue

	Three months ended March 31
($000s)	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	995	113
Interest and fee revenue from investments at Fair Value Through Profit or Loss	2,116	2,182
Interest revenue from cash	750	554
	3,861	2,849

Interest and fee revenue for the three months ended March 31, 2022, was $3.9 million compared to $2.8 million for the three months ended March 31, 2021. The increase of $1.1 million was due to an increase in the number and amount of investments at amortized cost compared to the prior period. The Company continues to build its investment portfolio with a focus on maximizing risk-adjusted cash flows and shareholder value.

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Investment revenue

	Three months ended March 31
($000s)	2022	2021
Investment revenue
Realized gains	124	8,019
Unrealized (losses) gains	(17,834)	4,881
	(17,710)	12,900

Investment revenue is comprised of realized and unrealized gains and losses on marketable securities. Investment revenue for the three months ended March 31, 2022, was negative $17.7 million compared to $12.9 million for the three months ended March 31, 2021. The change from an unrealized gain in the comparative period to an unrealized loss in the current period was mostly due to decreasing share prices of the Company’s investments in Village Farms International, Inc. and The Valens Company. The Company also realized a gain on disposition of $8.0 million in the comparative period from the disposition of all its shares held in another Canadian LP. The Company continues to strategically deploy capital with a focus on maximizing risk-adjusted cash flows and shareholder value.

Share of profit of equity-accounted investees

	Three months ended March 31
($000s)	2022	2021
Net profit	4,091	—

Share of profit of equity-accounted investees is comprised of the Company’s share of the net profit generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt and hybrid debt and derivative instruments with United States based cannabis businesses.

During the three months ended March 31, 2022, the Company recognized $4.1 million as its share of profit of equity-accounted investees.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2022	2021				2020
($000s, except as indicated)	Q1	Q4	Q3	Q2	Q1	Q4 (2)	Q3	Q2
Gross revenue (1)	20,127	25,630	17,162	12,739	11,748	16,865	15,525	24,341
Gross investment revenue (loss)	(13,849)	(38,108)	(14,699)	5,706	15,749	—	—	—
Gross margin	3,419	(2,499)	1,782	(2,821)	(3,452)	(4,695)	(19,544)	(15,137)
Net income (loss) from continuing operations attributable to owners of the Company	(37,904)	(54,990)	11,311	(52,287)	(134,416)	(57,622)	(71,386)	(32,750)
Per share, basic	(0.02)	(0.03)	0.006	(0.03)	(0.09)	(0.11)	(0.53)	(0.31)
Per share, diluted	(0.02)	(0.03)	0.005	(0.03)	(0.09)	(0.11)	(0.53)	(0.31)
Net loss from discontinued operations attributable to owners of the Company	—	—	—	—	—	—	—	(27,593)
Per share, basic and diluted	—	—	—	—	—	—	—	(0.26)
Net loss attributable to owners of the Company	(37,904)	(54,990)	11,311	(52,287)	(134,416)	(57,622)	(71,386)	(60,343)
Per share, basic	(0.02)	(0.03)	0.006	(0.03)	(0.09)	(0.11)	(0.53)	(0.57)
Per share, diluted	(0.02)	(0.03)	0.005	(0.03)	(0.09)	(0.11)	(0.53)	(0.57)
Adjusted EBITDA from continuing operations (3)	(675)	18,425	10,539	(205)	3,327	(5,633)	(4,409)	(3,898)

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(1)	Gross revenue from continuing operations.
(2)

Q4 2020 net loss from continuing operations, net loss attributable to owners of the Company and the per share amounts have been recast to attribute 50% of the impairment of intangible assets recorded to non-controlling interest.

(3)

Adjusted EBITDA from continuing operations is a specified financial measure that does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. Refer to the “Specified Financial Measures” section of this MD&A for further information.

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•	disposition of Bridge Farm;
•	issuance and conversion of convertible notes and warrants;
•	extinguishment and repayment of the Company’s long-term debt;
•	implementing several streamlining and efficiency initiatives which included workforce optimizations;
•	issuance of equity securities in various registered offerings;
•	issuance of common shares under various at-the-market programs;
•	entering into and acquiring several cannabis-related investments;
•	investing and disposing of marketable securities;
•	decreasing ownership in Pathway;
•	shift to include investment strategy as part of operations;
•	price discounts and provisions for product returns;
•	impairment of property, plant and equipment;
•	provisions for inventory obsolescence;
•	investing in SunStream;
•	acquisition of Inner Spirit; and
•	acquisition of Alcanna

LIQUIDITY AND CAPITAL RESOURCES

($000s)	March 31, 2022	December 31, 2021
Cash and cash equivalents	422,824	558,251

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s lease obligations have increased significantly due to both the Inner Spirit Transaction and the Alcanna Transaction as corporate stores have leased retail space. Refer to “Contractual Commitments and Contingencies – Commitments” for an estimate of the contractual maturities of the Company’s lease obligations. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing – all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at March 31, 2022, the Company was debt free.

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Equity

As at March 31, 2022, the Company had the following share capital instruments outstanding:

(000s)	March 31, 2022	December 31, 2021
Common shares	2,385,212	2,060,408
Common share purchase warrants (1)	3,566	3,566
Simple warrants (2)	2,562	2,594
Performance warrants (3)	1,387	1,387
Stock options (4)	445	445
Restricted share units	22,845	7,536
(1)	3.6 million warrants were exercisable as at March 31, 2022.
(2)	1.7 million simple warrants were exercisable as at March 31, 2022.
(3)	1.2 million performance warrants were exercisable as at March 31, 2022.
(4)	0.2 million stock options were exercisable as at March 31, 2022.

As at March 31, 2022, the Company had 2.39 billion shares outstanding (December 31, 2021 – 2.06 billion shares).

Common shares were issued during the three months ended March 31, 2022 in connection with the following transactions:

•	The Company issued 3.7 million common shares related to the termination of the service and sale agreement with Sun 8 Holdings Inc; and
•	The Company issued 320.6 million common shares related to the Alcanna Transaction.

As at May 15, 2022, a total of 2.39 billion common shares were outstanding.

Capital Expenditures

	Three months ended March 31
($000s)	2022	2021
Olds facility	802	(513)
Equipment and other	179	119
Total	981	(394)

Cash Flow Summary

	Three months ended March 31
($000s)	2022	2021
Cash provided by (used in):
Operating activities	(26,020)	(34,366)
Investing activities	(103,972)	(10,859)
Financing activities	(5,435)	860,246
Effect of exchange rate changes	—	(1,952)
Change in cash and cash equivalents	(135,427)	813,069

Cash Flow – Operating Activities

Net cash used in operating activities was $26.0 million for the three months ended March 31, 2022 compared to $34.4 million used in operating activities for the three months ended March 31, 2021. The decrease of $8.4 million was due to a decrease in additions to marketable securities and interest received, partially offset by an increase in net loss adjusted for non-cash items, lower proceeds from the disposition of marketable securities and change in non-cash working capital. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

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Cash Flow – Investing Activities

Net cash used in investing activities was $104.0 million for the three months ended March 31, 2022 compared to $10.9 million used in investing activities for the three months ended March 31, 2021. The increase of $93.1 million was primarily due to the acquisition of Alcanna, additions to equity-accounted investees and additions to investments.

Cash Flow – Financing Activities

Net cash used in financing activities was $5.4 million for the three months ended March 31, 2022 compared to $860.2 million provided by financing activities for the three months ended March 31, 2021. The decrease of $865.6 billion was largely due to proceeds from the issuance of shares, proceeds from registered offerings and proceeds from the exercise of derivative warrants in the comparative period.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be nil.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares held of publicly traded entities.

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CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The information presented in the table below reflects managements estimate of the contractual maturities of the Company’s obligations at March 31, 2022.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	62,123	—	—	—	62,123
Lease obligations	38,137	66,634	49,645	65,007	219,423
Financial guarantee liability	—	324	—	—	324
Total	100,260	66,958	49,645	65,007	281,870

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at March 31, 2022 of $2.5 million (December 31, 2021 - $2.5 million).

b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently pending and threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations.

In connection with our initial public offering (“IPO”), we and certain of our current and former officers and directors, as well as the underwriters of our IPO, were named as defendants in several putative shareholder class action lawsuits filed between September 9, 2019 and November 1, 2019. The cases were consolidated in two separate actions depending on the court in which they were first filed, one in the Supreme Court of New York, New York County, captioned In re Sundial Growers Inc. Securities Litigation, Index No. 655178/2019 (the “New York IPO Action”), and the other in the United States District Court for the Southern District of New York, captioned In re Sundial Growers Inc. Securities Litigation, Master Case No. 1:19-cv-08913-ALC (the “Federal IPO Action”). The complaints in each of the two consolidated actions assert claims under Sections 11, 12(a)(2), and 15 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). They generally allege that we made material misstatements and omissions in the prospectus and registration statement in connection with the IPO with respect to, among other things, the failure to disclose systemic quality control issues as well as the return of cannabis and termination of the supply agreement by one of the Company’s customers. The complaint in the Federal IPO Action also includes allegations that we made misstatements as to revenue. The New York IPO Action was dismissed on May 15, 2020 and the dismissal was affirmed on February 16, 2021, by the Appellate Division, First Judicial Department, of the Supreme Court of New York.

In the Federal IPO Action, the court denied defendants’ motion to dismiss on March 30, 2021. On August 27, 2021, following a mediation, the parties notified the court that they had reached an agreement in principle to settle the Federal IPO Action. On December 2, 2021, the parties executed a settlement agreement, which was submitted to the court for approval on December 3, 2021 and remains subject to such court approval.

In addition, on May 7, 2020, the Company and certain of its current and former directors and officers were named as defendants in a lawsuit, captioned SUN, a Series of E Squared Investment Fund, LLC et al. v. Sundial Growers Inc. et al., Case No. 1:20-cv-03579-ALC, in the United States District Court for the Southern District of New York. The complaint asserts claims for alleged violations of U.S. federal securities laws, including Sections 12(a)(2) and 15 of the Securities Act of 1933 and Section 10(b) the Securities Exchange Act of 1934, as well as claims for breach of contract, fraud in the inducement and negligent misrepresentation. Among other things, the complaint alleges that the company made misrepresentations regarding the licensing and ability of Bridge Farm to export hemp and CBD to Europe, as well as regarding the quality of the Company’s cannabis. On September 30, 2021, the court granted defendants’

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motion to dismiss and dismissed the case, dismissing the claims under the U.S. federal securities laws with prejudice and the remaining claims without prejudice.

The Company can provide no assurance as to the outcome of these proceedings or any other litigation matter in which we are a party. In particular, securities class action lawsuits are typically costly to defend, and divert the attention of management and other resources from operations and, accordingly, even if resolved in our favor, could have a material adverse effect on our business, financial condition, results of operations and liquidity and may force us to reduce or cease operations or seek relief under the applicable bankruptcy or insolvency laws.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this MD&A including adjusted EBITDA, gross margin before fair value adjustments and gross margin before fair value adjustments percentage are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. Adjusted EBITDA is defined as net income (loss) before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

The following table reconciles adjusted EBITDA to net income (loss) for the periods noted.

	Three months ended March 31
($000s)	2022	2021
Net loss	(38,040)	(134,445)
Adjustments
Finance (income) costs	(61)	51
Change in estimate of fair value of derivative warrants	8,300	129,944
Depreciation and amortization	739	1,058
Change in fair value of biological assets	(3,690)	94
Change in fair value realized through inventory	1,561	50
Unrealized foreign exchange (gain) loss	16	1,905
Unrealized loss on marketable securities	17,834	(4,881)
Share-based compensation	4,204	3,456
Loss on disposition of PP&E	—	117
Cost of sales non-cash component (1)	—	826
Inventory obsolescence	1,981	1,754
Restructuring costs	—	—
Transaction costs (2)	6,481	3,648
Government subsidies	—	(2,180)
Other expenses	—	1,930
Adjusted EBITDA	(675)	3,327
(1)	Cost of sales non-cash component is comprised of depreciation expense.

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(2)	Transaction costs relate to financing activities.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS financial measure which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

See “Cannabis Operations Segment Results – Gross Margin” for a table reconciling gross margin before fair value adjustments to gross margin for the periods noted.

Non-IFRS Financial Ratios

Gross margin before fair value adjustments percentage

Gross margin before fair value adjustments percentage is a non-IFRS financial ratio which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments percentage is defined as gross margin before fair value adjustments divided by net revenue.

RELATED PARTIES

The Company did not enter into any related party transactions during the three months ended March 31, 2022 and 2021, other than those disclosed in note 13 of the condensed consolidated interim financial statements relating to the Company’s joint venture.

OFF BALANCE SHEET ARRANGEMENTS

As at March 31, 2022, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the “Contractual Commitments and Obligations” section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of biological assets and inventory, estimating potential future returns on revenue, share-based compensation, convertible instruments, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•	Demand for cannabis for recreational and medical purposes;
•	Price of cannabis;
•	Expected sales volumes;
•	Changes in market discount rates;
•	Future development and operating costs;
•	Costs to convert harvested cannabis to finished goods;
•	Expected yields from cannabis plants;
•	Potential returns and pricing adjustments;

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•	Facts and circumstances supporting the likelihood and amount of contingent liabilities; and
•	Assumptions and methodologies for the valuation of derivative financial instruments.

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of biological assets, inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the other risks described elsewhere in this document, or a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based upon evaluation of the Company’s disclosure controls and procedures as of March 31, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of such date, as a result of the material weaknesses described in our MD&A for the year ended December 31, 2021.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in NI 52-109 and Rule 13a-15(f) under the Exchange Act. Refer to our MD&A for the year ended December 31, 2021, for a discussion regarding internal control over financial reporting and material weaknesses identified.

REMEDIATION

As previously described in our MD&A for the year ended December 31, 2021, management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures including the analysis of changes in the business and assessment of the key controls that are responsive to those changes.

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At May 15, 2022, the above remediation measures are in progress and controls related to documentation of ITGCs, restricting privileged-level access and monitoring of software upgrades have been designed and implemented. Additionally, the Company continues to evaluate roles, resourcing requirements and add personnel who can assist with the Company’s financial reporting requirements. Management will continue to work to recruit and retain additional resources as needed. The deficiencies will not be considered remediated, however, until the applicable controls operate for a sufficient period, and management has concluded through testing, that these controls are operating effectively.

Additionally, the Company has implemented, and tested workflows designed to remediate the lack of segregation of duties in its information technology systems and processes. The Company believes that this remediation is complete; however, it will not be considered fully remediated until the other deficiencies related to the ITGCs material weakness described above are fully remediated and tested.

The Company is pursuing remediation of all of the above material weaknesses during the 2022 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of March 31, 2022, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) or 15d-15(f) of the Exchange Act) that occurred during the quarter ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In accordance with guidance issued by the Canadian Securities Administrators and the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has limited the evaluation of our internal control over financial reporting to exclude controls, policies and procedures and internal control over financial reporting of the recently acquired operations of Inner Spirit Holdings (acquired July 20, 2021) and Alcanna Inc. (acquired on March 31, 2022).

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment		Measurement
$ or C$	Canadian dollars	G or GM	Gram
IFRS	International Financial Reporting Standards	sq ft	Square feet
MD&A	Management’s Discussion and Analysis
U.S.	United States
US$	United States dollars
CBD	Cannabidiol
THC	Tetrahydrocannabinol

FORWARD-LOOKING INFORMATION

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”,

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“will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” herein. Although management believes that its underlying assessments and assumptions are reasonable based on currently available information, given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements in this MD&A are qualified by these cautionary statements. These statements are made as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Additionally, the Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” herein. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Annual Report, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

Certain information in this MD&A is “financial outlook” within the meaning of applicable Canadian securities laws. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A. Readers are cautioned that the financial outlook may not be appropriate for other purposes.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed under the Company’s profile on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.

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